FILTRONA

Filtrona plc

2 October 2009

File No: 82-34882

09047136

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E
Washington, D.C. 20549
USA

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 1 September 2009, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

Victoria Ward
Personal Assistant

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

10/20

File No: 82-34882

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona Plc (Sedol B074435)
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	X
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Cazenove Capital Management Limited
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction and date on which the threshold is crossed or reached:	09/09/09
6. Date on which issuer notified:	10/09/09
7. Threshold(s) that is/are crossed or reached:	5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB00B0744359 Ordinary	3,908,576	3,908,576	3,908,576	3,908,576	0	1.90%	0

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta
CFD	N/A	N/A	N/A	6,380,000	3.10%	N/A

Total (A+B+C)

Number of voting rights	Percentage of voting rights
10,288,576	5.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
N/A

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	Patricia Kendall
15. Contact telephone number:	01908 359100

REG-Filtrona plc Holding(s) in Company

Released: 23/09/2009

com:20090923:RnsW5348Z

RNS Number : 5348Z

Filtrona plc

23 September 2009

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Filtrona PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

Prudential plc group of companies.................

4. Full name of shareholder(s) (if different from 3.) (iv):

....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

21 September 2009.................

6. Date on which issuer notified:

22 September 2009.................

7. Threshold(s) that is/are crossed or reached:

See item 13.................

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi) Number of shares	Number of voting Rights (viii)
GB00B0744359	15, 616, 885	15, 616, 885

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares Direct	Number of voting rights (ix) Direct (x)	Indirect (xi)	% of voting rights Direct	Indirect
GB00B0744359	15,556,885	15,556,885		7.56%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ConversionPeriod/ Date (xiv)	Number of voting rights that may be a instrument is exercised/ converted.

Total (A+B)

Number of voting rights	% of voting rights
15,556,885	7.56%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Prudential plc (parent Company)

M&G Group Limited (wholly owned subsidiary of Prudential plc)

M&G Limited (wholly owned subsidiary of M&G Group Limited)

M&G Investment Management Limited (wholly owned subsidiary of M&G Limited).................

Proxy Voting:

10. Name of the proxy holder:

n/a.................

11. Number of voting rights proxy holder will cease to hold:

File No: 82-34882

n/a.................

12. Date on which proxy holder will cease to hold voting rights:

n/a.................

13. Additional information:

As per 5.1.2 the non exempt holdings for Prudential plc have crossed 3%
triggering this notification.................

14. Contact name:

Jon Green.................

15. Contact telephone number:

01908 359100.................

END

HOLSESFSDSUSEIU

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), and in accordance with Section 329 of the Companies Act 1985, the Company was advised on 5 March 2009 of the following directors/persons discharging managerial responsibility ('PDMR') who have acquired an interest in the ordinary share capital of Filtrona plc (the 'Company):

1. Name of company

   Filtrona plc

2. Name of PDMR

   Antony Edwards
   Jon Green
   Robert Purcell
   Sreekumar Puthen Thermedam
   Russell Rogers
   Alan Tidy

3. Nature of transaction

   Performance Share award under Part B of the Filtrona plc Long Term Incentive Plan ('LTIP')

4. Date of grant
   28 September 2009

5. Period during which or date on which exercisable

   LTIP - Between 28 September 2012 and 27 September 2015, subject to the satisfaction of specified performance conditions

6. Total amount paid (if any) for grant of the option

   n/a

7. Description of shares or debentures involved: class, number

PDMR	**Number of 25p ordinary shares**
Antony Edwards	34,637
Jon Green	36,460
Robert Purcell	51,500
Sreekumar Puthen Thermedam	46,714
Russell Rogers	43,998
Alan Tidy	33,725

8. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

LTIP – nil

9. Total number of shares or debentures over which options held following this notification

PDMR	Details	Number
Antony Edwards	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	249,636
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	142,752
	Deferred Annual Share Bonus Plan Award	60,069
	TOTAL	**464,233**
Jon Green	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	269,984
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	131,036
	Deferred Annual Share Bonus Plan Award	70,992
	TOTAL	**483,788**
Robert Purcell	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	397,952
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	188,582
	Deferred Annual Share Bonus Plan Award	108,517
	TOTAL	**706,827**

PMDR	Details	Number
Sreekumar Puthen Thermedam	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	359,371
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	179,161
	Deferred Annual Share Bonus Plan Award	51,027
	TOTAL	**601,335**
Russell Rogers	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	335,156
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	143,416
	Deferred Annual Share Bonus Plan Award	53,794
	TOTAL	**532,366**
Alan Tidy	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	241,794
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	132,186
	Deferred Annual Share Bonus Plan Award	67,648
	TOTAL	**453,404**

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Patricia Kendall 01908 359 100

25. Name and signature of authorised company official responsible for making this notification

Jon Green, Company Secretary & General Counsel

Date of Notification

29 September 2009

File No. 82-34882

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), and in accordance with Section 329 of the Companies Act 1985, the Company was advised on 5 March 2009 of the following directors who have acquired an interest in the ordinary share capital of Filtrona plc (the 'Company):

1. Name of company

   Filtrona plc

2. Name of directors

   Mark Harper
   Steve Crummett

3. Nature of transaction

   Performance Share award under Part B of the Filtrona plc Long Term Incentive Plan ('LTIP')

4. Date of grant

   28 September 2009

5. Period during which or date on which exercisable

   LTIP - Between 28 September 2012 and 27 September 2015, subject to the satisfaction of specified performance conditions

6. Total amount paid (if any) for grant of the option
   n/a

7. Description of shares or debentures involved: class, number

Executive Director	**Number of 25p ordinary shares** LTIP
Mark Harper	134,070
Steve Crummett	73,008

8. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

   LTIP – NIL

9. Total number of shares or debentures over which options held following this notification File No. 82-34882

Executive Director	Details	Number
Mark Harper	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	1,139,465
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	483,883
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	Deferred Annual Share Bonus Plan Award	275,440
	TOTAL	**1,910,564**
Steve Crummett	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	516,723
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	60,669
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	12,552
	Deferred Annual Share Bonus Plan Award	71,891
	TOTAL	**661,835**

10. Any additional information

N/A

11. Name of contact and telephone number for queries

Patricia Kendall 01908 359100

12. Name and signature of authorised company official responsible for making this notification

Jon Green, Company Secretary & General Counsel

Date of Notification
29 September 2009